UNITED STATES
	                 SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  2   )

                                 FREEMARKETS INC.
                    ---------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                    ---------------------------------------
                         (Title of Class of Securities)

                                   356602102
                               ------------------
                                 (CUSIP Number)

           		            December 31, 2002
       -------------------------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[      ]    Rule 13d-1(b)

	[  X   ]    Rule 13d-1(c)

	[      ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following pages(s))

                                  SCHEDULE 13G/A

CUSIP NO. 356602102
--------------------------------------------------------------------------------

1)   Name of Reporting Person
     I.R.S. Identification Nos. of above persons (entities only)

     AMERINDO INVESTMENT ADVISORS INC., a California corporation,
     ALBERTO W. VILAR and GARY A. TANAKA, who disaffirm the existence of any group and who are sometimes collectively referred to as the "Reporting Persons."

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

     See Item 4 of separate cover pages for Reporting Persons

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Number of Shares    (5)  Sole Voting Power                          None
Beneficially Owned
by Each Reporting   (6)  Shared Voting Power
Person with
                    17,178 shares in the aggregate for all Reporting Persons and as to all of which beneficial ownership is disclaimed

                    (7)  Sole Dispositive Power                     None

                    (8)  Shared Dispositive Power

                   17,178 shares in the aggregate for all Reporting Persons
                    and as to all of which beneficial ownership is disclaimed

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     17,178 shares in the aggregate for all Reporting Persons and as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [X]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                  0.041%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                            IA, IN
     (See Instructions)

--------------------------------------------------------------------------------

                                  SCHEDULE 13G/A

CUSIP NO.   356602102

--------------------------------------------------------------------------------

1)   Name of Reporting Person
     I.R.S. Identification Nos. of above persons (entities only)

     AMERINDO INVESTMENT ADVISORS INC.

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

     California
--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                           None
Beneficially Owned
by Each Reporting   (6)  Shared Voting Power
Person with
                    17,178 shares, as to all of which beneficial ownership is disclaimed

                    (7)  Sole Dispositive Power                      None

                    (8)  Shared Dispositive Power

                    17,178 shares, as to all of which beneficial ownership is disclaimed

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     17,178 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [X]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                  0.04%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                IA
     (See Instructions)

--------------------------------------------------------------------------------

                                  SCHEDULE 13G/A

CUSIP NO.   356602102

--------------------------------------------------------------------------------

1)   Name of Reporting Person
     I.R.S. Identification Nos. of above persons (entities only)

     ALBERTO W. VILAR

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------

Number of Shares
Beneficially Owned  (5)  Sole Voting Power                            None
by Each Reporting
Person with         (6)  Shared Voting Power

                    17,178 shares, as to all of which beneficial ownership is disclaimed

                    (7)  Sole Dispositive Power                       None

                    (8)  Shared Dispositive Power

                    17,178 shares, as to all of which beneficial ownership is disclaimed

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     17,178 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [X]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                  0.041%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                IN
     (See Instructions)

--------------------------------------------------------------------------------

                                  SCHEDULE 13G/A

CUSIP NO.   356602102

--------------------------------------------------------------------------------

1)   Name of Reporting Person
     I.R.S. Identification Nos. of above persons (entities only)

     GARY A. TANAKA

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                           None
Beneficially Owned
by Each Reporting   (6)  Shared Voting Power
Person with
                    17,178 shares, as to all of which beneficial ownership is disclaimed

                    (7)  Sole Dispositive Power                      None

                    (8)  Shared Dispositive Power

                    17,178 shares, as to all of which beneficial ownership is disclaimed

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     17,178 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [X]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                  0.04%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                IN
     (See Instructions)

--------------------------------------------------------------------------------

Item 1.
------

     (a) The name of issuer as to whose securities this statement relates is FreeMarkets Inc. (the "Issuer").

     (b) The address of Issuer's principal place of business is 210 Sixth Avenue, Pittsburgh, PA 15222.


Item 2.
-------

     (a-c) This statement is being filed by Amerindo Investment Advisors Inc., a California corporation whose principal executive offices are located at One Embarcadero Center, Suite 2300, San Francisco, California, 94111 ("Amerindo"), Alberto W. Vilar and Gary A. Tanaka (sometimes hereinafter collectively referred to as the "Reporting Persons"). Although this statement is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise. Amerindo is sometimes hereinafter collectively referred to as the "Advisor Entity."

           The Advisor Entity is an investment advisor, and all of the subject securities have been purchased by the Advisor Entity in the ordinary course of their respective businesses as investment advisors and not with the purpose of effecting change or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) under the Exchange Act. Amerindo is registered as an investment advisor under the Investment Advisors Act of 1940, as amended. Messrs. Vilar and Tanaka are the sole shareholders and directors of the Advisor Entity. Because the Advisor Entity is obligated to act in the best interests of its respective clients and in accordance with the respective mandates of those clients, there is no agreement between or among any of the Reporting Persons to act together with respect to the issuer or its securities, except that they may, from time to time and provided that transactions are otherwise being effected at the same time, aggregate orders for client accounts in order to receive more favorable trading terms.

     (d-e) This statement is being filed as to the Common Stock of FreeMarkets Inc., Cusip Number 356602102.

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
------   (c), check whether the person filing is a:

     (a-i) Inapplicable.

     (j) This statement is being filed jointly by the Reporting Persons, although each of them expressly disaffirms membership in any group under Rule 13d-5 under the Exchange Act.

Item 4.  Ownership.
------   ---------

     (a-c) The following table sets forth for each of the Advisor Entities the aggregate number of shares of the Common Stock of the Issuer beneficially owned by such person as of December 31, 2002, and the percentage which such shares constitute of the total number of shares outstanding, as reflected on the Issuer's Form 10Q for the Quarter ended September 30, 2002, unless based on more recent information obtained directly from the Issuer (with beneficial ownership determined as set forth in Rule 13d-3 under the Exchange Act, but with beneficial ownership being expressly disclaimed). Messrs. Vilar and Tanaka, as the sole shareholders and directors of the Advisor Entities, share with each other investment and dispositive power as to all of the shares shown as owned by the Advisor Entities, who otherwise have sole investment and dispositive power with respect thereto, except that each client of the Advisor Entities has the unilateral right to terminate the advisory agreement with the Advisor Entity in question on notice which typically need not exceed 30 days.


Name                         No. of Shares                   Percent of Class
----                      ---------------                   ------------------

Amerindo                       17,178                            0.041%

Alberto W. Vilar               17,178                            0.041%

Gary A. Tanaka                 17,178                            0.041%

Item 5.  Ownership of Five Percent or Less of a Class.
------   --------------------------------------------

       If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X]


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
------   ---------------------------------------------------------------

         The subject shares are all owned by clients of the Advisor Entity.
No such person's interest in the securities included in this report exceeds 5% of the class outstanding.

Item 7.  Identification and Classification of the Subsidiary Which
------   ---------------------------------------------------------
         Acquired the Security Being Reported on By the Parent Holding
         -------------------------------------------------------------
         Company.
         -------

         Inapplicable.


Item 8.  Identification and Classification of Members of the Group.
------   ---------------------------------------------------------

    (a-c) This statement is being filed by Amerindo Investment Advisors Inc., a California corporation whose principal executive offices are located at One Embarcadero Center, Suite 2300, San Francisco, California, 94111 ("Amerindo"),
 Alberto W. Vilar and Gary A. Tanaka (sometimes hereinafter collectively referred to as the "Reporting Persons"). Although this statement is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise. Amerindo is sometimes hereinafter collectively referred to as the "Advisor Entity."

          The Advisor Entity is an investment advisor, and all of the subject securities have been purchased by the Advisor Entity in the ordinary course of their respective businesses as investment advisors and not with the purpose of effecting change or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) under the Exchange Act. Amerindo is registered as an investment advisor under the Investment Advisors Act of 1940, as amended. Messrs. Vilar and Tanaka are the sole shareholders and directors of the Advisor Entity. Because the Advisor Entity is obligated to act in the best interests of its respective clients and in accordance with the respective mandates of those clients to act in the best interest of the beneficiaries thereof, there is no agreement between or among any of the Reporting Persons to act together with respect to the issuer or its securities, except that they may, from time to time and provided that transactions are otherwise being effected at the same time, aggregate orders for client accounts in order to receive more favorable trading terms.

     (d-e) This statement is being filed as to the Common Stock of FreeMarkets Inc., Cusip Number 356602102.


Item 9.   Notice of Dissolution of Group.
------    ------------------------------

          Inapplicable.

Item 10.  Certification.
-------   -------------

     By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                 SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

                                         AMERINDO INVESTMENT ADVISORS INC.,
                                         a California corporation

                                         By: /s/ Alberto W. Vilar
                                             -------------------------------
                                             ALBERTO W. VILAR, PRESIDENT


                                          By: /s/ Alberto W. Vilar
                                              ------------------------------
                                              ALBERTO W. VILAR

                                              /s/ Gary A. Tanaka
                                              ------------------------------
                                              GARY A. TANAKA

                                   EXHIBIT A

                                FREEMARKETS INC.

                                  COMMON STOCK

                                   356602102


We hereby agree that the within Statement on Schedule 13G/A regarding our beneficial ownership of Common Stock is filed on behalf of each of us.


                                        AMERINDO INVESTMENT ADVISORS INC.,
                                        a California corporation

                                        By:  /s/ Alberto W. Vilar
                                            ---------------------------------
                                             ALBERTO W. VILAR, PRESIDENT




                                        By: /s/ Alberto W. Vilar
                                            ---------------------------------
                                            ALBERTO W. VILAR

                                            /s/ Gary A. Tanaka
                                            ---------------------------------
                                            GARY A. TANAKA

                                   EXHIBIT B

                                FREEMARKETS INC.

                                  COMMON STOCK

                                   356602102


Although we hereby disaffirm the existence of a group as set forth under Rule 13d-5 under the Securities Exchange Act of 1934, as amended, this statement is being made on behalf of Amerindo Investment Advisors Inc., Alberto W. Vilar and Gary A. Tanaka.


                                        AMERINDO INVESTMENT ADVISORS INC.,
                                        a California corporation

                                        By:  /s/ Alberto W. Vilar
                                            ---------------------------------
                                             ALBERTO W. VILAR, PRESIDENT



                                        By: /s/ Alberto W. Vilar
                                            ---------------------------------
                                            ALBERTO W. VILAR

                                            /s/ Gary A. Tanaka
                                            ---------------------------------
                                            GARY A. TANAKA